UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)

Under the Securities Exchange Act of 1934

WEBMEDIABRANDS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

94770W100

(CUSIP Number)

Alan Meckler c/o WebMediaBrands Inc. 50 Washington Street, Suite 912 Norwalk, CT 06854	With a copy to: David L. Wilke David P. Creekman Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail Suite 300 Raleigh, NC 27607

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Cusip No. 94770W100

1.	Names of Reporting Persons. Alan M. Meckler
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [_] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 12,296,711
	8.	Shared Voting Power: 3,578,392
	9.	Sole Dispositive Power: 12,296,711
	10.	Shared Dispositive Power: 4,924,847
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,221,558
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 40.4%(1)
14.	Type of Reporting Person (See Instructions): IN

(1) Based on 41,812,099 shares of Common Stock outstanding as of May 2, 2012 (net of 835,000 Treasury Shares), as reported by WebMediaBrands Inc., a Delaware corporation (the "Issuer") in its Form 10-Q for the quarter ended March 31, 2012 filed with the Securities and Exchange Commission on May 7, 2012, and 1,650,000 options that are vested and exercisable within 60 days of this report.

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Introductory Note

This Amendment No. 9 ("Amendment No. 9"), which amends and restates in its entirety the Schedule 13D filed on August 12, 1999 (as amended and restated by Amendment No. 1 filed on February 6, 2002, Amendment No. 2 filed on August 14, 2003, Amendment No. 3 filed on June 8, 2004, Amendment No. 4 filed on February 18, 2005, Amendment No. 5 filed on May 13, 2005, Amendment No. 6 filed on October 31, 2008, Amendment No. 7 filed on December 16, 2008 and Amendment No. 8 filed on March 16, 2009), is being filed on behalf of Alan M. Meckler, an individual ("Meckler" and the "Reporting Person"). This Amendment No. 9 relates to the common stock, par value $0.01 per share (the "Common Stock"), of the Issuer beneficially owned by the Reporting Person, including the Common Stock directly held by Meckler's spouse, Ellen Meckler ("Ellen Meckler"), and certain other affiliates of Meckler (including the Alan M. Meckler 2010 Grantor Retained Annuity Trust and The Alan M. Meckler 2011 Grantor Retained Annuity Trust, collectively the “GRATs”) described herein over which Meckler may be deemed to have beneficial ownership by virtue of the authority granted to him to vote and/or dispose Common Stock held by such persons or based on his relationship to such persons, as applicable. This Amendment No. 9 is being filed to report the acquisition of additional shares of Common Stock by Meckler resulting from the exercise of vested stock options.

Item 1. Security and Issuer.

This Amendment No. 9 relates to the Common Stock of the Issuer, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. The Issuer’s principal executive office is located at 50 Washington Street, Suite 912, Norwalk, Connecticut 06854.

Item 2. Identity and Background.

(a)

This statement is being filed by:

Meckler, the Chairman and Chief Executive Officer of the Issuer, President of Meckler Foundation Inc., a charitable foundation (the "Foundation") and trustee of the Herman L. Meckler Family Trust #1 and Herman L. Meckler Family Trust #2 (both of which are trusts established for the benefit of Meckler's mother and are collectively referred to herein as the “Parent Trusts”). Meckler also has investment, but not voting, control over the GRATs. The Foundation, Parent Trusts, GRATs and Ellen Meckler are collectively referred to as the "Meckler Affiliates."

(b)

The business address of Meckler is 50 Washington Street, Norwalk, Connecticut 06854.

(c)

Meckler serves as Chairman and Chief Executive Officer of the Issuer.

(d)-(e)

During the last five years, none of the Reporting Persons or individuals named in this Item 2: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Meckler is a United States citizen.

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Item 3. Source and Amount of Funds or Other Consideration.

On May 31, 2012, Meckler used personal funds to acquire for his own account 168,000 shares of Common Stock of the Issuer by exercising vested options.

Item 4. Purpose of Transaction.

(a)

On May 31, 2012, Meckler used personal funds to acquire for his own account 168,000 shares of Common Stock of the Issuer by exercising vested options.

Meckler may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. Meckler intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Meckler, general stock market and economic conditions, tax and estate planning considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of his investment in the Issuer.

(c)

Except as set forth herein, Meckler does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 41,812,099 shares of Common Stock outstanding as of May 2, 2012 as provided in the Form 10-Q as filed with the SEC on May 7, 2012.

(a)

As of the date hereof, Meckler beneficially owns 17,221,558 shares of Common Stock representing approximately 40.4% of the Common Stock outstanding based on 42,627,099 shares of Common Stock outstanding (consisting of 41,812,099 shares of Common Stock outstanding as of May 2, 2012 as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 7, 2012, less 835,000 Treasury Shares, plus 1,650,000 shares underlying Meckler’s options that are vested and exercisable within 60 days of the date hereof).

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(b)

Meckler has the sole power to vote or direct the vote of 12,296,711 shares of Common Stock and the sole power to dispose of or direct the disposition of 12,296,711 shares of Common Stock (in both cases including 1,650,000 shares of Common Stock underlying options exercisable within 60 days of this report). Meckler has the shared power to vote, or direct the vote of, 3,578,392 shares of Common Stock and the shared power to dispose or direct the disposition of 4,924,847 shares of Common Stock. The Parent Trusts collectively hold of record a total of 313,600 shares of Common Stock; the Foundation holds of record a total of 456,432 shares of Common Stock; Meckler's spouse holds of record a total of 2,808,360 shares of Common Stock; and the GRATs hold of record a total of 1,346,455 shares of Common Stock. Meckler disclaims beneficial ownership of the shares of Common Stock held by the Parent Trusts, the Foundation and the GRATs. The (i) Parent Trusts and the Foundation have their place of business at c/o WebMediaBrands Inc., 50 Washington Street, Norwalk, Connecticut 06854; (ii) Ellen Meckler's residential address is 435 East 52nd Street, New York, New York 10022; and (iii) the GRATs have its business address at c/o WebMediaBrands Inc., 50 Washington Street, Norwalk, Connecticut 06854. None of the Parent Trusts, the Foundation, Ellen Meckler, or the GRATs has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)

During the last 60 days, Meckler acquired 168,000 shares of Common Stock by exercising vested options using personal funds.

(d)

Meckler has shared voting power for the Parent Trusts which are trusts established for the benefit of Meckler's mother and collectively hold 313,600 shares of Common Stock as of the date hereof, an amount which represents less than 1% of the outstanding Common Stock of the Issuer as of the date hereof. Meckler and Meckler's sister, Nancy J. Meckler, are co-trustees of the Parent Trusts. The Foundation and Meckler's spouse each have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by each of them. Meckler has shared dispositive power for the GRATs which are grantor retained annuity trusts that hold of record a total of 1,346,455 shares of Common Stock, equal to approximately 3.3% of the outstanding Common Stock of the Issuer based on the 41,812,099 shares of Common Stock outstanding as of May 2, 2012 (net of 835,000 Treasury Shares and excluding shares underlying options beneficially owned by Meckler). Meckler is trustee of the GRATs and exercises investment control while Alan B. Abramson is voting trustee of the GRATs and exercises voting control. Meckler disclaims beneficial ownership of the shares of Common Stock held by the Parent Trusts, the Foundation and the GRATs.

Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this statement on Schedule 13D.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

1999 Stock Incentive

Under the Issuer's 1999 Stock Incentive Plan, Meckler has been granted options to purchase 6,111,250 shares of Common Stock, of which 2,504,433 were cancelled in connection with a repricing as noted below, 2,802,999 have been exercised and 628,818 expired as of the date hereof. The remaining 175,000 options are vested and exercisable.

2008 Stock Incentive Plan

As reported in the Issuer's Current Report on Form 8-K filed with the SEC on June 9, 2008, the Issuer's stockholders approved the Issuer's 2008 Stock Incentive Plan, which had been previously approved and adopted by the Issuer's Board of Directors (the "Board") on April 28, 2008, subject to stockholder approval. As with the 1999 Stock Incentive Plan, the 2008 Stock Incentive Plan will be administered by the Compensation Committee of the Board and allows for the grant of incentive stock options, nonqualified stock options, restricted stock, performance-based awards and other stock-based awards (collectively, "Awards"). Under the Issuer's 2008 Stock Incentive Plan, Meckler has been granted options to purchase 2,075,000 shares of Common Stock, of which 1,475,000 have vested. The options under this plan have not been exercised and have not yet expired.

November 2008 Common Stock Option Amendment

On November 17, 2008, the Compensation Committee of the Issuer's Board of Directors approved an amendment (the "November 2008 Option Amendment") to certain non-qualified stock option grants issued pursuant to the 1999 Stock Incentive Plan (the "November 2008 Eligible Options") to amend the exercise price of the November 2008 Eligible Options to $0.26 per share, the closing price of the Issuer's common stock on November 17, 2008. All other terms and conditions of the November 2008 Eligible Options were unaffected by the November 2008 Option Amendment. 1,270,000 options previously granted to Meckler pursuant to the 1999 Stock Incentive Plan were deemed November 2008 Eligible Options and were repriced pursuant to the terms of the November 2008 Option Amendment.

May 2008 Common Stock Option Exchange Offer

On May 20, 2008, Issuer's Board of Directors approved a plan to exchange all outstanding non-qualified stock options having an exercise price greater than $4.00 per share for new options with an exercise price of $2.01 per share, the closing price of the Issuer's common stock on May 20, 2008, on a one-for-one basis (the "May 2008 Common Stock Option Exchange Offer"). In addition, the Issuer's Board of Directors also authorized the issuance of a limited number of incentive stock options, which in Meckler's case were issued with an exercise price of $2.21 per share, 110% of the closing price of the Issuer's common stock on May 20, 2008. In either case, the new options follow the vesting schedule of the original options that they were designed to replace or supplement. Meckler was issued new options.

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Justin Smith Support Agreement

In connection with the acquisition of all the outstanding shares of capital stock of Inside Network, the Board of Directors of the Company appointed Mr. Smith as a member of the Board as of May 11, 2011.  To help ensure Mr. Smith’s appointment to the Company’s Board.

Meckler and Mr. Smith entered into a support agreement whereby, so long as the support agreement is in effect, Mr. Meckler must cause all of his shares of capital stock in the Company to be voted in favor of the election of Mr. Smith to the Company’s Board.

The support agreement will expire on the earliest of (i) May 11, 2014, (ii) the date on which Mr. Smith’s employment with the Company terminates for cause, (iii) if Mr. Smith’s employment terminates for any reason other than for cause, the later of May 11, 2013 and the date on which Mr. Smith’s employment terminates, (iv) Mr. Smith’s uncured material breach of the non-compete and non-solicitation covenants in his employment agreement, (v) a change in control of the Company, or (vi) the date on which Mr. Smith first ceases to own at least 500,000 shares of Company Common Stock.

Item 7. Material to be filed as Exhibits.

Exhibit 7.5:	Support Agreement, dated as of May 11, 2011, by and between Meckler and Mr. Smith (incorporated by reference to Exhibit 10.59 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2011).

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Signature

After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

July 6, 2012

By: /s/ Alan M. Meckler

       Alan M. Meckler

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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